Filed by: Cole Office & Industrial REIT (CCIT III), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Office & Industrial REIT (CCIT III), Inc. (Commission File No.: 333-209128)
September 8, 2020

Dear Financial Professional,

Our records indicate that you currently have clients invested in one or more of the following CIM Group REITs: CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”).

As we previously communicated, on August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V announced that the companies have entered into definitive agreements whereby CMFT would acquire each of CCIT II, CCIT III and CCPT V in separate tax-free merger transactions.

Each REIT’s stockholders will receive a letter about the proposed transactions by mail, and you may view the letters at the links below.

CMFT Stockholder Letter

CCIT II Stockholder Letter

CCIT III Stockholder Letter

CCPT V Stockholder Letter

CMFT, CCIT II, CCIT III and CCPT V each filed a Current Report on Form 8-K with the Securities and Exchange Commission regarding the proposed merger. All documents are available on the SEC website and at www.cimgroup.com/announcements.

Thank you for discussing this update with your clients, and we will continue to keep you informed. If you have any questions, please contact the CIM Sales Desk at 866.341.2653.

Sincerely,
Emily Vande Krol
Managing Director, Partner Solutions Group
President, CCO Capital, LLC

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCIT III and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT III, as applicable; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CCIT III and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CCIT III’s and CMFT’s, most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CCIT III and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CCIT III or CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT III and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT III. In connection with the proposed merger, CCIT III intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCIT III ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCIT III will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

Participants in Solicitation
CCIT III and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCIT III’s stockholders in respect of the proposed merger between CCIT III and CMFT. Information regarding the directors, executive officers and external advisors of CCIT III and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of CCIT III regarding its proposed merger with CMFT when it becomes available.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC